APEX RESOURCES, INC.

150 S. Robles Avenue, Suite 650

Pasadena, California 91101

VIA EDGAR

May 24, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Bagley

Re:	Apex Resources, Inc.
Request for Withdrawal of Post-Effective Amendments Nos. 8, 9 and 10, and all other Post-Effective Amendments, to Registration Statement on Form S-1 (File No. 333-207109)

Dear Ms. Bagley:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Apex Resources, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Company’s Post-Effective Amendment Nos. 8 filed on October 27, 2017, Post-Effective Amendment No. 9 filed on December 14, 2017 and Post-Effective Amendment No. 10 filed on February 13, 2018, as well as any other Post-Effective Amendments that may have been filed (collectively, the “Amendments”), to the Registration Statement on Form S-1 (File No. 333-207109), originally filed on September 24, 2015, amended pursuant to Amendment No.1 filed on December 16, 2015, Amendment No.2 filed on February 16, 2016, Amendment No. 3 filed on May 20, 2016, Amendment No.4 filed on July 6, 2016, Amendment No. 5 filed on August 1, 2016, Amendment No. 6 filed on August 31, 2016 and Amendment No. 7 filed on September 22, 2016, and declared effective by the staff of the Securities and Exchange Commission on October 4, 2016 (collectively, the “Registration Statement”).

The Company hereby confirms that no securities have been sold pursuant to any of the Amendments. The Company also confirms that it intends to file a Post-Effective Amendment No. 11 to the Registration Statement to (i) deregister 920,000 unsold shares of the Company’s common stock under the Registration Statement and (ii) terminate the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments with respect to the foregoing, please feel free to call Lance Jon Kimmel at SEC Law Firm, our outside counsel, at (310) 557-3059.

Very truly yours,

/s/ Jeff Bodner
Jeff Bodner
Chief Executive Officer